UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

September 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No    X

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: September 14, 2005

By:____”Sandra J. Hall”____ ______

Sandra J. Hall,

President, Secretary & Director

EnerNorth Industries Inc.

VIA:  Sedar

September 12, 2005

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Nova Scotia Securities Commission

Manitoba Securities Commission

Government of Newfoundland and Labrador

Quebec Securities Commission

P.E.I. Department of Provincial Affairs

New Brunswick Securities Commission

Yukon Territorial Government Corporate Affairs

Northwest Territories – Registrar of Securities

Nunavut

Saskatchewan Financial Services Commission

RE: NOTICE OF SPECIAL MEETING

Dear Sirs:

Please find attached, details of the Corporation’s Special Meeting of Shareholders.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

ENERNORTH INDUSTRIES INC.

Per: “Sandra J. Hall”

           President

CC

The Securities & Exchange Commission via Edgar

Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6 Telephone: (416) 861-1484, Facsimile: (416) 861-9623 www.enernorth.com

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

September 15, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    ENERNORTH INDUSTRIES INC.
          Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for Enernorth Industries Inc.

1.        CUSIP - 29275G 10 1

2.        Date Fixed for the Meeting - November 14, 2005

3.        Record Date For Notice - October 7, 2005

4.        Record Date For Voting - October 7, 2005

5.        Beneficial Ownership Determination Date - October 7, 2005

6.        Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

7.        Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

8.        Business to be conducted at the meeting - Non-Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.